EXHIBIT D-12

                               108 FERC P. 61,081
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

                                 OPINION NO. 473


Ameren Energy Generating Company and                  Docket Nos. EC03-53-000
Union Electric Company, d/b/a AmerenUE                            EC03-53-001



          OPINION AND ORDER AFFIRMING INITIAL DECISION IN PART, DENYING
            REQUESTS FOR REHEARING AND ANNOUNCING NEW GUIDELINES FOR
                 EVALUATING SECTION 203 AFFILIATE TRANSACTIONS





Issued:  July 28, 2004

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Ameren Energy Generating Company and                 Docket Nos. EC03-53-000
Union Electric Company, d/b/a AmerenUE                           EC03-53-001

                                 OPINION NO. 473


                                   APPEARANCES
                                   -----------

         Douglas O. Waikart, Esq., David S. Berman, Esq., and Kristian M. Dahl, Esq. on behalf of Ameren Energy Generating Company and Union Electric Company d/b/a AmerenUE.

         Peter W. Brown, Esq., David K. Weisner, Esq., and Richard C. Mooney, Esq. on behalf of NRG Power Marketing, Inc., and NRG Audrain, LLC.

         Larry F. Eisenstat, Esq., Michael Wentworth, Esq., and Danielle K. Schonback, Esq., on behalf of the Electric Power Supply Association.

         Joel M. Cockrell, Esq. and Arnold H. Meltz, Esq. on behalf of the Federal Energy Regulatory Commission.

                               108 FERC P. 61,081
                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:  Pat Wood, III, Chairman;
                       Nora Mead Brownell, Joseph T. Kelliher,
                       and Suedeen G. Kelly.

Ameren Energy Generating Company and                     Docket Nos. EC03-53-000
Union Electric Company, d/b/a AmerenUE                               EC03-53-001

                                 OPINION NO. 473

          OPINION AND ORDER AFFIRMING INITIAL DECISION IN PART, DENYING
            REQUESTS FOR REHEARING AND ANNOUNCING NEW GUIDELINES FOR
                 EVALUATING SECTION 203 AFFILIATE TRANSACTIONS

                             (Issued July 28, 2004)

1. In a Hearing Order,/1/ the Commission set for hearing the effect on competition of a proposed disposition from Ameren Energy Generating Company
(AEG) to its corporate affiliate Union Electric Company d/b/a AmerenUE (AmerenUE) (collectively, Applicants) of jurisdictional facilities associated with the sale of certain generating assets. The Presiding Administrative Law Judge (judge) issued an Initial Decision/2/ finding that the proposed transaction will not have an adverse effect on competition. As discussed below, we affirm the Initial Decision in part, with discussion of certain findings. Since we already found in the Hearing Order that the proposed disposition has no adverse effect on rates and regulation,/3/ we will authorize the proposed disposition of facilities as consistent with the public interest.

2.     In addition, as discussed below, we announce our expectations for future section 203 transactions involving disposition of jurisdictional facilities between affiliates (hereinafter called affiliate transactions). The Commission

-------------------
    1 Ameren Energy Generating Company, Union Electric Company, d/b/a AmerenUE, 103 FERC P.61,128 (2003 (Hearing Order).

    2 Ameren Energy Generating Company and Union Electric Company, d/b/a AmerenUE, 106 FERC P.63,011 (2004)(Initial Decision).

    3 See 103 FERC P.61,128 at P 53 and P 59.


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Docket Nos. EC03-53-000 and EC03-53-001                                    - 2 -


has concluded that there should be more definition as to what showing is adequate to demonstrate that a proposed affiliate transaction will not harm competition or otherwise be inconsistent with the public interest. The objective of this policy is to ensure that the conduct of competitive solicitations involving affiliates does not harm competitive markets by favoring those affiliates and foreclosing opportunities to competition. This policy will allow us to quickly identify affiliate transactions that are unlikely to involve affiliate abuse and can be approved without a trial-type hearing. This expectation will be applied prospectively to avoid regulatory effect on transactions already filed for Commission approval, i.e., filed as of the date of issuance of this order.

3. This order benefits customers by approving this acquisition for AmerenUE to better serve its load and by clarifying Commission policy on affiliate acquisitions.

I.  BACKGROUND
    ----------

    A.   APPLICATION
         -----------

4. AmerenUE, a subsidiary of the Ameren Corporation (Ameren), provides wholesale and retail electric service and retail gas service to customers in Missouri and Illinois./4/ AmerenUE owns about 8,500 megawatts (MW) of generating capacity and also purchases power to meet its peak load, which exceeded 8,600 MW in 2002. Central Illinois Public Service Company d/b/a AmerenCIPS (AmerenCIPS), also a subsidiary of Ameren, provides retail electric and gas service to customers in Illinois. Both AmerenUE and AmerenCIPS provide transmission service under the Ameren Open Access Transmission Tariff, and Ameren has joined the Midwest Independent Transmission System Operator, Inc. (Midwest ISO) through GridAmerica, an independent transmission company.

5. AEG owns generating resources of approximately 4,600 MW and sells wholesale power to its affiliate, Ameren Energy Marketing Company (AEM), and to non-affiliates./5/ AEG owns the Pinckneyville, Illinois generation facility (Pinckneyville), consisting of eight combustion turbine generator units with a total capacity of 316 MW, and the Kinmundy, Illinois generation facility (Kinmundy), consisting of two combustion turbine generator units with a total capacity of 232 MW.

-----------------

    4 AmerenUE serves wholesale electric load (at market-based rates) only in Missouri. Most of its retail electric load is in Missouri, where retail service has not been deregulated. Retail electric service has been deregulated in Illinois.

    5 AEG does not own a transmission system and does not provide retail service. Most of AEG's resources were transferred to it from AmerenCIPS in 1999. AEM's purchases from AEG are principally resold to AmerenCIPS and used to serve AmerenCIPS' retail customers.

Docket Nos. EC03-53-000 and EC03-53-001                                      -3-


6. On February 5, 2003, AEG and AmerenUE filed an application under section 203 of the Federal Power Act (FPA)/6/ requesting Commission authorization for the transfer of certain jurisdictional transmission facilities associated with the sale of the Pinckneyville and the Kinmundy facilities from AEG to AmerenUE (proposed transaction). Upon consummation of the transaction, AmerenUE would own an additional 548 MW of generation capacity.

7. According to Applicants, the purpose of the transaction is to enable AmerenUE to meet its peak load requirements, both short-term and long-term, including planning reserve requirements (15 percent for 2003 and 17 percent for 2006) of the Mid-America Interconnected Network, Inc. (MAIN) regional reliability council. Applicants state that to meet its peak load requirements AmerenUE needs an additional 543 MW in 2003, increasing to 991 MW in 2006.

8. Applicants argued that AmerenUE's decision to meet its needs by buying the Pinckneyville and Kinmundy plants was a reasonable one that does not reflect affiliate preference. Applicants stated that the choice of these plants was based on AmerenUE's resource planning process and was consistent with a Stipulation and Agreement (Missouri Stipulation) among AmerenUE, the Missouri Public Service Commission (Missouri Commission) Staff and other entities that was approved by the Missouri Commission./7/ Applicants also asserted that the proposed price of the facilities was reasonable, in comparison with other recent sales of similar types of generating capacity used for peaking purposes. According to Applicants, AmerenUE analyzed several options in addition to the proposed purchase, such as purchasing power on the market, purchasing existing assets from non-affiliates, and building new capacity, before reaching a decision.


-----------------

    6 U.S.C. sess.824b (2000).

    7 The Missouri Stipulation requires AmerenUE to acwuire 700 MW of new "regulated" generating capacity by June 30, 2006, and specifically states that this requirement may be met by the purchase of generation plant from an Ameren affiliate at net book value. The Missouri Stipulation also requires that AmerenUE construct new transmission lines and transmission upgrades that will increase transmission import capability by 1,300 MW. In addition, the Missouri Stipulation provides that retail rates will remain frozen, except for certain specified rate decreases, through June 30, 2006.

Docket Nos. EC03-53-000 and EC03-53-001                                      -4-


    B.   HEARING ORDER
         -------------

9.  Section 203(a) of the FPA provides that:

         No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities such facilities or any part hereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so./8/

10. In 1996, the Commission issued the Merger Policy Statement setting forth procedures, criteria and policies applicable to public utility mergers and other dispositions of jurisdictional facilities./9/ The Merger Policy Statement and Order No. 642,/10/ which sets forth the Commission's filing requirements for section 203 applications, provide that the Commission will generally take account of three factors in its section 203 analysis: (a) the effect on competition; (b) the effect on rates; and (c) the effect on regulation.

11. In the Hearing Order, the Commission found that while the proposed transaction would have no adverse effect on rates and regulation, Applicants had not shown that the proposed transaction would not adversely affect competition. The Commission noted that the proposed transaction was the second time within a very short period that our approval had been sought for this type of affiliate transaction. In the prior case, Cinergy Services, Inc., et al., we approved the transaction but expressed our concern over the possible implications of these types of affiliate transactions./11/ We noted that "the ability of a franchised utility to assume its affiliated merchant's generation when market demand declines gives the affiliated merchant a 'safety net' that merchant generators

--------------------

    8 16 U.S.C. ss.824b(a) (2000).

    9 See Inquiry Concerning the Commission's Merger Policy under the
Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. P.31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33, 341 (1997), 79 FERC P.61,321 (1997) (Merger
Policy Statement).

    10 Revised Filing Requirements Under Part 33 of the Commission's Regulations, FERC Stats. & Regs., Regs. Preambles July 1996 - December 2000 P. 31,111 (2000) (Order No. 642), order on reh'g, Order No. 642-A, 66 Fed. Reg. 16,121 (22001), 94 FERC P.61,289 (2001).

    11 102 FERC P.61,128 at 61,345 (2003), reh'g pending (Cinergy).

Docket Nos. EC03-53-000 and EC03-53-001                                      -5-


not affiliated with a franchised utility lack."/12/ We expressed concern that "the existence of a safety net may affect the incentive of new merchant generators to invest in new facilities," erecting a barrier to entry that harms the competitive process and raises prices to customers in the long run "because affiliated merchant generation with a safety net option will not be subject to the price discipline of a competitive MARKET."/13/ We further indicated, in Cinergy, that in light of our concerns, we would modify our future approach to analyzing the competitive effects of intra-corporate transactions of this nature.

12. In the Hearing Order, we stated that Applicants' proposed transaction presented the types of competitive concerns we expressed in Cinergy. We further stated that we had no established standards to evaluate section 203 affiliate transactions to ensure that affiliate abuse has not occurred. In contrast, we noted, we do have such standards, developed in Boston Edison Company Re: Edgar Electric Co.,/14/ for evaluating the justness and reasonableness of a franchised utility's wholesale transactions (contracts) involving an affiliate to ensure that affiliate abuse has not occurred and to ensure prices that are consistent with competitive outcomes. That case presents several examples of how a utility can demonstrate that there was no affiliate abuse. We stated that the two situations are similar and that a franchised utility should be required to demonstrate that its purchase of an affiliate's plant is on terms similar to any other competitive alternatives available. Finally, we expressed our concerns regarding the adequacy of the evidence offered by Applicants and, therefore, we set the proposed transaction for hearing to examine its possible effects on competition.

------------------

    12 Id.

    13 Id.

    14 55 FERC P.61,382 (1991) (Edgar). In Edgar, the Commission gave three examples of how to demonstrate lack of affiliate abuse: (1) evidence of direct head-to-head competition between affiliated and unaffiliated suppliers; (2) evidence of the prices that non-affiliated buyers were willing to pay for similar services from the affiliate; and (3) "benchmark" evidence of the prices, terms and conditions of sales made by non-affiliated sellers. These examples were not an all-inclusive list; the individual facts of a case could bring forth other examples not expressed in Edgar to show that a transaction is without affiliate abuse.

13. On June 3, 2003, the Missouri Commission filed comments asking the Commission to reconsider the Hearing Order. On June 4, 2003, the Electric Power Supply Association (EPSA) filed a request for rehearing of the Hearing Order. On June 4, 2003, Applicants filed a request for rehearing of the Hearing Order and termination of the hearing procedures. On June 4, 2003, the Missouri Office of the Public Counsel (MOPC) filed a motion to intervene out of time./15/

    C.   INITIAL DECISION
         ----------------

14. In the Initial Decision, the judge found that there was no evidence of affiliate abuse in this case. The judge found that the proposed transaction is on terms similar to any other competitive alternatives available and is consistent with the public interest.

15. The judge concluded that AmerenUE had established that the proposed transaction would not have an adverse impact on competition. The judge found that because AmerenUE and AEG are affiliates, the proposed transaction will result in no change in market concentration. In addition, the judge stated that since the Commission has granted both AmerenUE and AEG market-based rate authority, the Commission believed that Ameren's wholesale markets were workably competitive. The judge further determined that AmerenUE's customers are adequately protected because AmerenUE was subject to a retail rate freeze through June 2006, and any subsequent retail rate filing would be subject to state review, thus hindering AmerenUE's ability to recover an acquisition premium from its ratepayers.

16. The judge also found that the Commission's safety net theory was not valid, and even if the theory is valid, the proposed transaction does not raise safety net concerns. The judge agreed with AmerenUE's and Trial Staff's witnesses, and found that before the safety net concern can be viewed as a valid competitive theory, there must be, among other things, evidence of a sale above market value. The judge found that there was no evidence here that the acquisition prices of the Pinckneyville and Kinmundy facilities at net book value were above market prices and concluded that the acquisition prices resulted from a competitive process. The judge further concluded that it had not been shown that the proposed transaction would have a significant effect on the cost of capital.

------------------

    15 When late intervention is sought after the issuance of a dispositive order, the prejudice to other parties and burden upon the Commission of granting the late intervention may be substantial. Thus, movants bear a higher burden to demonstrate good cause for granting such late intervention. We do not believe that it is in the public interest to permit the MOPC motion to intervene in this proceeding at this late date.

Docket Nos. EC03-53-000 and EC03-53-001                                      -7-


Moreover, the judge gave substantial weight to testimony that the safety net theory ultimately fails because it assumes widespread, systematic regulatory failure. In fact, the judge noted, the relevant state regulator - the Missouri Commission - has demonstrated that it is capable and willing to protect its retail customers.

17. Furthermore, the judge found that in the Hearing Order the Commission did not mandate the use of the Edgar examples in this case. Moreover, the judge determined that the facts in this case are clearly distinguishable from the circumstances in Edgar. Thus, the judge decided against a strict application of the Edgar examples. However, the judge held that the Edgar examples should be treated as guidelines for analyzing the proposed transaction.

18. In addition, the judge concluded that no evidence of affiliate abuse was present in AmerenUE's Request for Proposal (RFP) process. The judge found that AmerenUE used an adequate RFP process, which considered various non-affiliated suppliers but properly eliminated them as contenders for a variety of price and non-price reasons. She determined that the evidence demonstrated that there were no improvements to AmerenUE's transmission infrastructure since the RFP was issued in August 2001 that would make more viable those options that had been excluded due to transmission concerns. Furthermore, the judge found that there had been no material change in market fundamentals since the issuance of the RFP that would produce any significant difference in price. She concluded, therefore, that a more current RFP in this case would not be useful because it was unlikely to bring forth any viable new options.

19. EPSA and NRG Power Marketing, Inc. and NRG Audrain, LLC (jointly referred to as NRG) filed briefs on exceptions to the Initial Decision. Applicants and Commission Trial Staff filed briefs opposing exceptions.

20. On March 30, 2004, the Missouri Commission filed a motion to intervene out of time requesting leave to file an out-of-time brief, and a brief in response to the briefs on exception. The Missouri Commission states that it did not formally intervene/16/ earlier in this proceeding because it did not want appear

---------------------
    16 The Missouri Commission has participated in this proceeding through letters filed on March 18, 2003 (indicating that the proposed transfer was consistent with the Missouri Stipulation and that the Missouri Commission would protect Missouri retail customers from any adverse effects of the transfer) and on June 3, 2003 (stating that: (1) the option for AmerenUE to purchase generating plants from AEG was provided for in the Missouri Stipulation; (2) at the time of the Missouri Stipulation, AmerenUE's ability to purchase generating units from AEG was a known and viable option for meeting AmerenUE's infrastructure needs; and (3) the Missouri Commission prefers company-owned generation instead of power purchase agreements (PPAs) to meet Missouri load requirements and protect Missouri customers.)

Docket Nos. EC03-53-000 and EC03-53-001                                      -8-


to prejudge any prudence, reasonableness or other issues that might come before it arising out the proposed transfer to the transaction at issue. The Missouri Commission states that it now seeks to intervene to respond to certain allegations about its preferences with respect to the resource planning decisions of AmerenUE.

21. On April 9, 2004, EPSA filed a response to the Missouri Commission's motion to intervene out of time. On April 14, 2004, NRG did the same. On April 26, 2004, Applicants filed a response in support of the Missouri Commission's motion to intervene out of time.

II. REHEARING
    ---------

    A.   SETTING MATTER FOR HEARING
         --------------------------

22. EPSA argues that the Commission should reconsider the decision to set Applicants' section 203 application for hearing rather than rejecting it or sending a deficiency letter. EPSA contends that the application was incomplete because Applicants failed to address the concerns expressed by the Commission in the Cinergy order by doing an Edgar-type analysis. A complete application would have fully evaluated the effects of the proposed transaction on competition and ratepayers.

23. The courts have repeatedly recognized that the Commission has broad discretion in managing its proceedings./17/ Based on the written submissions in this proceeding, we concluded that there were issues of material fact concerning the competitive effect of Applicants' filing that were best resolved through a trial-type evidentiary hearing. Furthermore, a hearing has already taken place in these proceedings. Accordingly, EPSA's request for rehearing has been overtaken by events and, therefore, will be dismissed as moot.

-------------------
    17 See Vermont Yankee Nuclear Power Corp. v. Natural Resources Defense Council, Inc., 435 U.S. 519, 524-25 (1978) (agencies have broad discretion over the formulation of their procedures); Florida Municipal Power Agency v. FERC, 315 F.3d 362, 366 (D.C. Cir. 2003); Telecom Resellers Assoc. v FCC, 141 F.3d 1193, 1196 (D.C. Cir. 1998); Alabama Power Company v. FERC, 993 F.2d 1557, 1565
(D.C. Cir. 1993); Michigan Public Power Agency, et al. v FERC, 963 F.2d 1574, 1575, 1578-79 (D.C. Cir. 1992) (Commission has discretion to mold its procedures to the exigencies of the particular case); City of Lafayette, Louisiana v. SEC, 454 F.2d 941, 953-5 (D.C. Cir. 1971) (same).

Docket Nos. EC03-53-000 and EC03-53-001                                      -9-


    B.   JURISDICTION
         ------------

24. Applicants argue that the Commission lacks jurisdiction over the generating assets at issue and therefore that any inquiry into the competitive effect of the transfer of these units is beyond the Commission's jurisdiction. They note that the Commission only has jurisdiction over a minor portion of the transaction -- the transfer of the facilities used to interconnect the Kinmundy and Pinckneyville units to the bulk transmission grid./18/ Applicants reason that since the Commission does not have jurisdiction over the transfer of generation assets, the Commission cannot use its jurisdiction over these minor transmission facilities to regulate indirectly what it cannot regulate directly; the Commission erred by using its jurisdiction over this minor portion of the transaction to consider the effects of the remainder of the transaction. Moreover, Applicants argue that the Commission did not identify, nor did anyone claim, that the proposed transfer of these interconnection facilities would have any adverse effect on competition. Furthermore, Applicants state that these interconnection facilities do not perform a transmission function.

25. We need not decide this point, since we find in any event that the proposed transaction is consistent with the public interest. As such, we approve the transaction. Furthermore, we note that even Applicants concede that the disposition of the interconnection facilities associated with the proposed transaction requires Commission authorization pursuant to section 203. When reviewing applications made under that section, the Commission evaluates the entire transaction to determine whether the proposed disposition of jurisdictional facilities is consistent with the public interest. If a portion of a transaction requires authorization under section 203, the overall effect of the transaction must be considered before approval may be granted./19/ We cannot ignore the full implications of a transaction for the public interest; the disposition of the transmission facilities is an integral part of the overall transaction.

-------------------
    18 Applicants estimate that the total value of the interconnection facilities is approximately five percent of the total value of the transaction.

    19 See Iowa Southern Utilities Company, 35 FERC P.61,149 at 61,360,
n.1 (1986) [The Commission determined that if a portion of a transaction requires authorization under section 203, the entire transaction is to be considered in determining whether the public interest is satisfied before approval may be granted.] See also Trans-Elect, Inc. et al., 98 FERC P.61,368 at 62,594 (2002); Niagara Mohawk Power Corp., et al., 89 FERC P.61,124 at 61,347 (1999); Duquesne Light Co., 88 FERC P.61, 248 at 61,793 (1999).

Docket Nos. EC03-53-000 and EC03-53-001                                     -10-


    C.   MISSOURI STIPULATION
         --------------------

26. Applicants note that the proposed transaction is supported by the Missouri Commission, the only state commission affected by the transfer./20/ Moreover, they contend that when they entered into the Missouri Stipulation they relied on the Commission's pre-Cinergy precedent regarding intra-corporate transfers of generation, in which the Commission held that intra-corporate transactions generally do not present any concerns about harm to competition. Applicants argue that failure to approve the proposed transfer will undermine the Missouri Stipulation and the Missouri Commission's preference for AmerenUE to acquire dedicated assets to meet its load requirements.

27. The Missouri Commission affirms in its June 3, 2003 filing that infrastructure improvement was a fundamental component of the Missouri Stipulation and that AmerenUE's ability to purchase the generating units from AEG was a known and viable option for meeting capacity infrastructure needs at the time of the Missouri Stipulation. The Missouri Commission states that while it is mindful of the Commission's policy concerns expressed in Cinergy, the Missouri Stipulation became effective before Cinergy. It requests that the Commission recognize AmerenUE's need to acquire secure supplies. The Missouri Commission states that it prefers the certainty and reliability of dedicated assets and that AmerenUE's application to purchase the generating units is consistent with this preference and with the Missouri Stipulation. Moreover, the Missouri Commission states that it will review the prudence of the transaction.

28. The Missouri Commission is responsible for, and as a matter of law, can protect only Missouri retail customers, and not wholesale customers of public utilities or markets. In any event, this Commission has an independent obligation under the FPA to ensure that the disposition of facilities subject to our jurisdiction is consistent with the public interest, and we cannot abdicate

-------------------
    20 When the application was filed, the Illinois Commerce Commission (Illinois Commission) also had review authority over the proposed asset transfers. As we noted in the Hearing Order, 103 FERC P. 61,128 at P 48, the Illinois Commission had initiated a proceeding to address AmerenUE's proposed acquisitions. In that proceeding, the staff of the Illinois Commission had filed testimony urging the Illinois Commission to disallow the proposed asset transfer. Applicants state that on May 30, 2003, AmerenUE submitted a notice of withdrawal of its petition before the Illinois Commission. According to Applicants, AmerenUE has committed to transfer its Illinois retail service territory to AmerenCIPS. As a result, Applicants state, AmerenUE will no longer be an Illinois utility and therefore no Illinois Commission approval of this transaction will be required.

Docket Nos. EC03-53-000 and EC03-53-001                                     -11-


that responsibility or delegate it to the states./21/ This obligation requires the Commission to independently review this proposed transaction to ensure that it is consistent with the public interest.

    D.   SAFETY NET
         ----------

29. Applicants argue that the Commission's focus on the competitive effect of this particular transaction is misplaced because this transaction is not a typical sale of merchant generation by an independent power producer to an affiliated IOU. They argue that AEG is not a true merchant generator, since the AEG units are designated resources (under a Commission-approved Joint Dispatch Agreement (JDA)) that are committed exclusively to serve load requirements before any output can be sold on the market. As a result, Applicants contend, AEG is closer to being a franchised utility than a true merchant generator. Applicants allege that after the transfer to AmerenUE, the generating units will continue to operate in the same manner and will continue to serve the same overall Ameren load (via the JDA). Thus, they argue, there can be no effect on competition and the safety net concerns are not valid here.

30. Applicants also argue that, as verified by an independent consultant, AmerenUE undertook a legitimate and unbiased analysis of the options available through a formal RFP process and, as a result, properly determined that the purchase of AEG's Kinmundy and Pinckneyville units was a reasonable one. Applicants further state that AmerenUE has adequately demonstrated that the price of the proposed transaction was within the range of recent, comparable sales.

31. We will address the safety net issues below.

III. DISCUSSION OF THE INITIAL DECISION FINDINGS
     -------------------------------------------

    A.   PROCEDURAL MATTERS
         ------------------

32. Since the issuance of the Hearing Order, the Missouri Commission has filed an untimely motion to intervene. When late intervention is sought after the issuance of a dispositive order, the prejudice to other parties and burden upon the Commission of granting the late intervention may be substantial. Thus, movants bear a higher burden to demonstrate good cause for granting such late intervention./22/

---------------------
    21 See, e.g., Northeast Utilities Service Co., 66 FERC P.61,332, reh'g denied, 68 FERC P.61,041, aff'd sub nom, Northeast Utilities Service Co. v FERC, 55 F.3d 686 (1st Cir. 1995).

    22 See, e.g., Midwest Independent Transmission System Operator, Inc., 102 FERC P.61,250 at P 7 (2003).

Docket Nos. EC03-53-000 and EC03-53-001                                     -12-


33. The Missouri Commission has a unique interest in representing retail customers that would be affected by the proposed transfer. In addition, the Missouri Commission states that it did not formally intervene earlier so as not to appear to prejudge prudence or other issues that may come before it. Under these circumstances, we believe that the public interest is served by allowing the Missouri Commission to intervene, and we find that to do so will not delay, disrupt or otherwise prejudice this proceeding or other parties to this proceeding. We will also accept the responses of EPSA, NRG and Applicants.

    B.   COMMISSION OPINION ON INITIAL DECISION
         --------------------------------------

         1.   INTRODUCTION
              ------------

34. After reviewing the record, the Initial Decision and the briefs, we find that this proposed transaction will not adversely affect competition, and therefore, is consistent with the public interest. While we largely affirm the judge's findings in the Initial Decision, we disagree with certain of the judge's findings and will discuss those as well other findings more fully below. In particular, we will discuss the following findings: (1) the "safety net" findings; (2) the application of the Edgar examples to section 203 filings; and
(3) AmerenUE's Benchmark Analyses.

35. The Commission finds that the other issues were properly decided by the Initial Decision. We therefore deny the exceptions and affirm and adopt those findings.

         2.   DISCUSSION
              ----------

              a.   SAFETY NET ISSUE
                   ----------------

36. Endorsing the reasoning of Trial Staff's witness Boner and Applicants' witnesses Frame and Asselstine, the judge dismissed the "safety net" hypothesis as theoretically unsound, lacking empirical basis, and unsubstantiated by the facts of this case./23/ She found that the proposed transaction resulted from a competitive process and that acquisition prices in this case were not proved to be above market value. Citing to witness Asselstine's testimony, the judge also found no evidence that potential non-affiliated generators generally face higher costs of capital in obtaining investment capital because lenders or investors perceive a safety net advantage for affiliated generator competitors. She further found no evidence that in this case, the developers of AEG's plants paid less for capital because of a perceived "safety net."/24/

---------------------
    23 106 FERC P.63,011 at P 44-51.

    24 Id. P 45-46.

Docket Nos. EC03-53-000 and EC03-53-001                                     -13-


37. In addition, the judge agreed with Trial Staff's witness Boner and Applicants' witness Frame that in order for the safety net predictions to come true, there must be regulatory failure; i.e., the theory assumes that state and federal regulators will not prevent affiliate abuse and will allow recovery of above-market prices in their prudence reviews of the transaction when the acquiring entity attempts to include in its rate base the cost of the acquisition./25/ She also found persuasive witness Boner's point that even if the investment community perceives that there is a safety net for affiliated generators because of ineffective regulation in one state, possibly resulting in higher capital costs for potential non-affiliated generators that may locate in markets affected in that state, this would not be a barrier to entry into other markets. The judge placed great weight on the Missouri Commission's support for the transaction and its assurance that a state prudence review will be conducted in the future./26/

38. On exceptions, NRG claims that the Hearing Order did not set the validity of the "safety net" concerns for hearing. It also contends that the judge ignored the very important point made by witness Roach that the safety net concern does not assume regulatory failure, because even if regulation works perfectly, any remedy at the prudence review stage would be too late to protect the wholesale market from the adverse effects of intra-corporate transactions./27/

39. EPSA also criticizes the judge for rejecting both generically and specifically the safety net hypothesis and for relying on a regulatory commission's after-the fact review to prevent harm to wholesale competition. Rather, EPSA says, the Commission has long recognized that requiring a fair competitive process to be conducted up front is the best means to ensure long-term low-cost supplies. It also contends that an after-the-fact prudence review may actually harm ratepayers, since a disallowance could weaken the financial structure of the utility. EPSA questions whether the proposed transaction will in fact be reviewed at all if the next AmerenUE rate case results in a settlement without the prudence of the transaction being assessed. EPSA suggests that AmerenUE may be indirectly recovering the full purchase price of the units as a factor incorporated into the Missouri Stipulation, since the retail rates were conditioned on its ability to acquire affiliate genera-tion./28/

-------------------
    25 Id. at P 47.

    26 Id. at P 48-49.

    27 NRG Brief on Exceptions at 17-20; Exhibit No. EPS-15 at 16-21.

    28 EPSA Brief on Exceptions at 32-36.

Docket Nos. EC03-53-000 and EC03-53-001                                     -14-


40. EPSA argues that the combination of a declining Midwestern power market, a glut of simple cycle generation, a rise in natural gas prices and the introduction of competition to serve AmerenCIPS's load in Illinois beginning in 2005 has exposed AEM (Ameren's marketing subsidiary) to increased market risk. EPSA believes that to reduce this risk or offset its effect, Ameren has an incentive to transfer excess capacity from AEG to its franchised AmerenUE subsidiary in order to meet AmerenUE's forecasted capacity deficits rather than making long-term purchases from non-affiliates. In this situation, even a transfer at net book value is a type of safety net, since AEG's investors would be fully recovering their investment at a time when other merchant generators are effectively forced to sell their assets at distressed prices. EPSA also asserts that the risk of not recovering fixed costs after placing the assets in regulated retail rate base would be less than trying to sell power in an unregulated market when AmerenCIPS' load would be subjected to wholesale competition. Further, since AmerenUE has no state-imposed earning limits, but does have market-based rate authority, EPSA argues that AmerenUE could offset any disallowance by the Missouri Commission through sales in the wholesale market./29/

41. EPSA challenges the evidence purporting to show that the safety net theory has no empirical basis. That evidence reflects the fact that this concern has only recently arisen because of declining wholesale markets. EPSA thus argues that whether a safety net was intended by the utility or was considered by investors is irrelevant, because the plants at issue were built at a time when rising market prices were anticipated. EPSA argues that a safety net will distort the cost of capital in favor of affiliated generators, since Applicants' own witnesses confirm that investors favor merchant capacity that can earn a steady cash flow, which would exist after a transfer of capacity to a franchised utility's rate base to serve captive load./30/

42. Trial Staff argues that because safety net concerns obviously were a factor in the Commission's decision to set the application for hearing, the judge properly considered both whether the safety net theory is valid in a general sense and whether in this case a safety net had harmed competition. Trial Staff contends that because price does not exceed market value, based on a comparison of prices of competing alternatives that takes account of non-price factors,/31/ no competitive harm has occurred even if a safety net does exist in this case. According to Trial Staff, a safety net cannot succeed without regulatory failure at either the wholesale level or retail level./32/ AmerenUE has no assurance

--------------------
    29 Id. at 31-32.

    30 Id. at 36-40.

    31 Trial Staff Brief Opposing Exceptions at 36-37.

    32 Id. at 38-40.

Docket Nos. EC03-53-000 and EC03-53-001                                     -15-


that it will be able to recover any premium paid above market value through market-based rates in the wholesale market because that market is workably competitive, or in cost-based wholesale rates, because the Commission will be able to review the affiliated transaction in reviewing any proposed wholesale rate increase (prudence review)./33/ In a similar vein, Trial Staff believes that AmerenUE cannot be assured of recovering any above-market payment in its retail rates because of the Missouri Commission's prudence review./34/

43. Trial Staff says it is unlikely that the safety net factor is so pervasive in the capital market as to raise the cost of capital and erect a barrier to entry for non-affiliated generators. It agrees with Applicants' witness Asselstine that differences in the cost of capital for affiliated generators versus non-affiliated generators are caused by other factors/.35/ Even if the regulator in a given state failed to prevent affiliate abuse, thereby possibly causing unaffiliated projects in that state to face a higher cost of capital, the cost of capital for unaffiliated projects versus affiliated projects in other states would not be affected and thus not impede entry by unaffiliated generators generally into the wholesale market. In this case, Trial Staff points out, the Missouri Commission has affirmed that it will review the prudence of the proposed transaction./36/

44. Applicants agree with the judge that the safety net theory assumes that regulators will not effectively scrutinize affiliate asset transactions for affiliate abuse. In this case, Applicants believe that the record is clear that the Missouri Commission will perform a rigorous prudence review of the transaction to assure that the transaction took place at market value, thus ensuring that Ameren has no incentive to take advantage of any safety net by paying an above-market price. Applicants also assert that the judge properly considered the Missouri Commission's support for the transaction, in conjunction with its prudence review, as similar to the role of the Indiana Utility Regulatory Commission's approval of the transaction at issue in Cinergy.

45. Applicants also state that notwithstanding her finding that the safety net hypothesis is unsound, the judge nevertheless evaluated whether the circumstances of the safety net hypothesis are met in this case and properly determined that such concerns are not present here. Most importantly, Applicants argue, there cannot be a safety net when the price of a transaction is at or below market value, as is the case here. The claim that regulatory review would come too late or be ineffective to remedy the supposed harm to competition is,

--------------------
    33 Id. at 35-36.

    34 Id. at 38-40.

    35 Id. at 38.

    36 Id. at 37-38.

Docket Nos. EC03-53-000 and EC03-53-001                                     -16-


in this case, irrelevant. Applicants point to testimony by witness Asselstine, who was involved with the financing of the AEG units, that the cost of capital was not affected by an "option to retreat" to regulation and that he received no inquiries from potential investors about a possible safety net in the AEG financings. Applicants also state that no evidence shows that Ameren had intended to take advantage of a safety net.

                            COMMISSION DETERMINATION
                            ------------------------

46. We agree with the judge that the validity of the safety net theory both generally and specifically in this case were proper issues to consider. We affirm the judge's finding that affiliate abuse did not occur; AmerenUE appropriately decided among alternatives on the basis of price and non-price factors. Therefore, AmerenUE's acquisition of the Pinckneyville and Kinmundy facilities will not represent an exercise of a safety net for Ameren and its subsidiaries.

47. However, we reverse the judge's findings that safety net is not a generally valid concern and that for a safety net transaction to harm competition, there must be regulatory failure and such regulatory failure must be widespread and systematic. In addition, the judge gave undue credence to the proposition that a utility that sells power in a competitive market, and thus is not guaranteed recovery of its costs, has no incentive to pay more than market value for a generating asset being used for sales for resale in interstate commerce, i.e., to engage in a safety net transaction that benefits its affiliate. As we explain below, the Commission continues to believe that affiliate acquisitions by their very nature raise concerns about the potential for discriminatory treatment in favor of the affiliate's plant, which can undermine competition and harm the public interest.

48. The Commission recognizes that effective regulatory review at the federal and state levels can prevent excessive rates to wholesale and retail customers respectively of the acquiring utility. However, our obligation under section 203 is to decide at the time a transaction is filed, and before it is consummated, whether the transaction will adversely affect competition and is consistent with the public interest. While effective state regulatory review can prevent excessive rates to the retail customers of the acquiring utility, it is not a remedy for the anticompetitive effects of affiliate preference, which harm all customers. The possibility of eventual regulatory review does not prevent the exercise of affiliate preference before the transaction occurs. We are also not convinced that such eventual regulatory review of rates is an effective remedy for anticompetitive effects that arise at the time affiliate preference occurs. Ultimately, all customers are harmed because competition is undermined.

Docket Nos. EC03-53-000 and EC03-53-001                                     -17-


              b.   APPLICATION OF EDGAR EXAMPLES IN SECTION 203 AFFILIATE CASES
                   ------------------------------------------------------------

49. The judge concluded that the Hearing Order did not require that the Edgar examples be strictly applied here. Noting that this transaction does not involve PPAs, the judge said that the Edgar examples cannot be strictly applied here because no credible alternatives exist to compare to the proposed transaction and because the benchmark evidence offered did not meet the relevancy criteria in Ocean State Power II./37/ The judge also noted that although only benchmark evidence was available in Ocean State, the Commission analyzed that evidence to determine whether abuse occurred. The judge agreed with Applicants that it is the affiliate presence that gives rise to the need to determine whether the proposed transaction reflects a competitive outcome. On that basis, and because a more specific test had not been proffered or adopted, the judge treated the Edgar examples only as guidelines in order to dispose of the ultimate issue of whether there was affiliate abuse and whether the transaction is above suspicion./38/

50. NRG disagrees and contends that the Commission clearly intended to have the Edgar examples strictly applied in this case, rather than merely used as guidelines. It argues that most of the Commission's specific requests for evidence on particular issues in the Hearing Order are relevant to the first Edgar example (evidence of head-to-head competition between the affiliated supplier and competing unaffiliated suppliers, either in a formal solicitation or an informal negotiation process). According to NRG, this first example requires that: (1) neither the design nor the implementation of the solicitation process unduly prefer the affiliate; (2) the analysis of the bids not favor the affiliate, particularly with respect to evaluation of price and non-price factors; (3) the selection of the affiliate be based on some reasonable combination of price and non-price factors; and (4) the applicant justify why it selected the affiliate if the affiliate was not the lowest-priced option. NRG challenges the judge's conclusion that this transaction is distinguishable from Edgar because there were no credible alternatives; it argues that based on this standard, the Applicants' transaction fails on all counts and is not the least-cost option after consideration of non-cost factors.

51. EPSA also urges the Commission to apply Edgar's examples strictly, rather than as only guidelines, given the strong circumstantial evidence of affiliate preference and the absence of any prior review by a state commission. EPSA notes that in Edgar, the Commission held that transactions must be "above suspicion in

--------------------
    37 59 FERC P. 61,360 (1992), reh'g denied, 69 FERC P.61,146 (1994)(Ocean
State).

    38 106 FERC P.  63,011 at P 70-75.

Docket Nos. EC03-53-000 and EC03-53-001                                     -18-


order to ensure that the market is not distorted."/39/ It notes that the judge acknowledged that the proposed transaction does not satisfy the Edgar standard. Like NRG, EPSA states that the judge's conclusion that Edgar should only serve as a guideline stems from the assumption that no other viable alternatives remained with which to compare the proposed transaction. EPSA summarizes the Hearing Order as "simply looking to determine whether the proposed transaction is at least as good a deal as those offered by non-affiliates." A franchised utility like AmerenUE can always satisfy Edgar by conducting a fair, transparent and contemporaneous RFP, even if benchmark evidence is not available. However, according to EPSA, AmerenUE could not provide either evidence of actual head-to-head competition, through a fair and timely RFP, or valid benchmark evidence. A fair, transparent and contemporaneous process would have shown that viable alternatives exist, and AmerenUE has not shown that these alternatives were validly rejected on the basis of a combination of price and non-price factors.

                            COMMISSION DETERMINATION
                            ------------------------

52. The judge properly determined that although a strict application of the Edgar examples was not possible, Edgar could be used as a guideline to analyze the issues.

53. As discussed below, however, we believe that the competitive implications of intra-corporate asset transfers are similar to those of intra-corporate sales contracts; therefore, we will apply the standards developed in Edgar to future section 203 applications involving affiliated generation./40/ Moreover, as noted by the Federal Trade Commission (FTC):

         FERC already has a policy in place (the Edgar policy) that is intended to promote objective make-or-buy decisions by utilities regarding contracts for power. Because the issues involved in affiliate asset transfers are similar to the issues involved in power supply contracts

--------------------
    39 Citing 55 FERC at 62,128.

    40 As we have stated in a series of cases, we believe that affiliate preference, or the possibility thereof, whether in market-based or cost-based PPAs or in asset acquisitions, harms competition. See, e.g., Southern California Edison Company on behalf of Mountainview Power Company, LLC (Mountainview) 106 FERC P.61,183 (2004), reh'g pending: "We are also concerned that granting undue preference to affiliates, whether through cost-based or market-based transactions, could cause long-term harm to the wholesale competitive market. Affiliate preference could discourage non-affiliates from adding supply in the local area, harming wholesale competition and, ultimately, wholesale customers."

Docket Nos. EC03-53-000 and EC03-53-001                                     -19-


         with affiliates are similar to those entailed by affiliate asset transfers, FERC may wish to consider a similar framework for reviewing affiliate asset transfers./41/

              c.   AMEREN'S BENCHMARK STUDIES
                   --------------------------

54. Applicants submitted testimony by Metcalfe/42/ and Voytas/43/ on benchmark evidence of comparable transactions in an attempt to meet the third Edgar example. Using coal and gas-fired plants over the years 2001 to 2003, both concluded that the net book value of the proposed transaction was within the range of benchmark prices. To enhance comparability, Trial Staff witness Fager modified their analyses to exclude plants outside the Eastern Interconnect, plants that are not gas-fired, and affiliate transactions./44/ As a result, the average price of the benchmark transactions in the revised analysis was $450/kW, compared to the average price of $467/kW of the Pinckneyville and Kinmundy transfers. Although she concluded that the remaining transactions in the revised analysis still lacked sufficient comparability to firmly support the price of the AEG plants, the judge noted that they were in line with the acquisition cost./45/ The judge found that both Metcalfe and Fager followed the standards of Ocean State,/46/ and gave both their studies substantial weight./47/

--------------------
    41 Comments of the Federal Trade Commission, Solicitation Processes for Electric Utilities and Acquisition and Disposition of Merchant Generation Assets by Public Utilities, Docket Nos. PL04-6-000 and PL04-9-000 (July 14, 2004) (FTC Comments) at 4.

    42 Initial Decision, 106 FERC P.63,011 at P 202.

    43 Id.

    44 Id. at P 212.

    45 Id. at P 236.

    46 Id. at P 237-241.

    47 Id. at P 238.

Docket Nos. EC03-53-000 and EC03-53-001                                     -20-


55. EPSA contends that the benchmarks used by Applicants and Trial Staff fail to satisfy the strict Ocean State relevancy criteria for benchmarks./48/ Combined cycle plants were included in the benchmarks even though Ameren stated that combined cycle plants were unsuitable for its needs. Moreover, transactions in some cases are not comparable: plants that were part of "multifaceted" deals should also be excluded./49/ EPSA thus argues that the benchmark analysis does not "provide meaningful insight into the fair market price of the proposed transaction."/50/

56. NRG objects to the judge's treatment of the Ocean State criteria (requiring applicants to offer benchmark evidence of the market value, based on both price and no-price terms and conditions of contemporaneous transactions completed by nonaffiliated sellers for similar services in the relevant market) as guidelines./51/ Moreover, it objects to the judge's acceptance of Applicants' and Trial Staff's benchmark evidence. NRG argues that Applicants provided evidence of non-contemporaneous transactions by offering evidence of transactions that occurred before the collapse of Enron in December 2001 despite evidence that market conditions changed significantly after that time. It further objects to Applicants' inclusion of plants outside the Midwest as a part of the relevant market, and Applicants' use of NRG's initial purchase price of Audrain after NRG had offered it to AmerenUE at a substantially lower price./52/

                            COMMISSION DETERMINATION
                            ------------------------

57. EPSA is correct that these benchmark analyses provide little insight. The seven plants in Trial Staff Witness Fager's revised analysis use different technologies./53/ There is no trend or real sense of market conditions. Indeed, Fager gives only qualified support to the benchmark evidence, noting that she could "not verify the price is correct, although it has not been shown to be incorrect."/54/

--------------------
    48 EPSA Brief on Exceptions at 46, citing Initial Decision, 106 FERC P.63,011 at P 233.

    49 Id. at 48, citing Tr. 853:18-855:7.

    50 Id. at 52.

    51 NRG Brief on Exceptions at 58.

    52 Id. at 60-61.

    53 Exhibit S-11.

    54 Exhibit S-9 at 33.

Docket Nos. EC03-53-000 and EC03-53-001                                     -21-

58. Furthermore, Trial Staff's revised analysis mistakenly included as Eastern Interconnect plants two plants (Frederickson and Manchief) shown in Exhibit S-11 that are actually in the Western Interconnect. Excluding these two plants reduces the average price of the benchmark transactions from $450/kW to $384/kW. The decline in the average price results almost entirely from the exclusion of Frederickson, which is by far the most expensive plant at $790/kW. The new maximum price is $485/kW, which is higher than the average price of the proposed transaction at $469/kW,/55/ but below Pinckneyville's price of $511/kW./56/ Thus, this benchmark analysis demonstrates very little. One very cheap or very expensive transaction can change the average price of the benchmark plants significantly.

IV. GUIDELINES FOR REVIEWING FUTURE SECTION 203 AFFILIATE TRANSACTIONS
    ------------------------------------------------------------------

59. In future section 203 applications that involve the acquisition of an affiliate's assets, we will review the transaction's effect on competition based on the standards developed in Edgar./57/ Acquisitions involving affiliates have an inherent potential for discriminatory treatment in favor of the affiliate. Affiliate preference when acquiring assets can have serious adverse effects on competition and may therefore not be consistent with the public interest. In determining that such acquisitions are consistent with the public interest, as section 203 requires, the Commission must assure that a public utility's acquisition of a plant from an affiliate is free from preferential treatment. The public interest requires policies that do not harm the development of vibrant, fully competitive generation markets.

60. Preferential procurement of an affiliate asset by a public utility may harm competition in electricity markets in a number of ways. These include raising entry barriers, increasing market power and impeding market efficiency. Such harm can adversely affect existing market conditions or impede innovation and efficiency in the long run. As noted by the FTC, "utilities may have both incentives and the ability to exercise market power and harm consumers by discriminating in favor of their own affiliates and against independent suppliers."/58/

---------------------
    55 Initial Decision, 106 FERC P.63,011 at P 236.

    56 Id. at P 165.

    57 Supra n.14.

    58 FTC Comments at 1.

Docket Nos. EC03-53-000 and EC03-53-001                                     -22-


61. Potential non-affiliated generators that perceive that affiliated generators have a "safety net" available to them may be discouraged from entering the market. While after-the-fact prudence reviews by regulators may insulate ratepayers from the effects of a purchase price that is too high, they will not remedy the foreclosure of additional competitors from the market. The Commission must decide at the time of a section 203 application whether an acquisition will adversely affect competition or the public interest. Our responsibility under section 203 is to protect the public interest, and Congress intended us to take action before the disposition of facilities is consummated./59/

62. Affiliate preference in procurement may harm competition and thereby efficiency. If non-affiliated generators (i.e., wholesale competitors) leave or do not enter the market due to preferential procurement competition in wholesale markets will be harmed, and market concentration and market power may even increase. Further, if the utility's affiliate preference causes less efficient generation to be used and more efficient capacity to exit or not enter the market, the costs of providing power are unnecessarily higher. One such example would be when a more efficient generator exits the market because a key buyer, the franchised local utility, acquires a less efficient generating facility from an affiliate. In a competitive market, the less efficient generator would exit, resulting in more efficient dispatch and lower prices./60/

63. Preferential procurement also raises entry barriers by increasing the cost of unsuccessful entry. One of the factors a potential entrant would rationally consider before entering a market is the extent to which it is likely to recover its investment in fixed assets. A franchised public utility is generally a major purchaser of generation resources in a region and thus may have some degree of buyer market power, or monopsony power. Purchase of an asset through a utility

--------------------
    59 An analogous situation occurs in our consideration of another factor in our section 203 analysis, the effect of a disposition of facilities on rates. We do not postpone an analysis of the effect on rates until an acquiring utility makes a rate filing under section 205; under section 203, we also analyze the likely effect on rates of a disposition of facilities before we approve it.

    60 See, FTC Comments at 10: "One potential adverse impact is that discrimination in affiliate transactions (procurement of generation assets or power supply contracts from affiliates at inflated prices, or below-market sales to affiliates) may result in the exit of more efficient generation assets and the retention of less efficient generation assets in the event, for example, that demand declines enough to force some exit from the market. In a market where capacity exceeds demand, some assets may exit from the market. Absent discrimination, the least efficient assets are the most likely assets to exit. In the presence of discrimination, less efficient assets owned by the utility or its affiliates are more likely to remain in the market while more efficient independent suppliers are forced to exit."

Docket Nos. EC03-53-000 and EC03-53-001                                     -23-


procurement to serve the utility's franchised load may be the best opportunity in some regions for a power plant investment to succeed or, in the event of failure, to recover its investment. In a less concentrated buyer's market (less monopsony power), a firm seeking to exit a particular market would sell its assets to other market participants for a fair market value. However, if a franchised utility has buyer market power, the price that the exiting firm will recover is likely to be less. This increased proportion of total costs likely to be unrecoverable by an exiting firm is a barrier to entry./61/

64. The Commission has not required a competitive analysis screen for intra-corporate transfers. The Commission found in the past that "anticompetitive effects are unlikely to arise with regard to internal corporate reorganizations or transactions."/62/ However, that statement referred to anticompetitive effects of a consolidation of generation - an increase in the market share of the acquiring firm, market concentration (e.g. the Herfindahl-Hirschman Index (HHI)), and potentially, an increase in market power. Today, to fulfill our responsibility under the FPA to analyze effects on the public interest generally, and on the competitiveness of markets in particular, we have come to the conclusion that a section 203 affiliate transaction is not consistent with the public interest unless shown not to be result of affiliate abuse. We conclude that, absent other compelling public interest considerations, we can no longer find a section 203 affiliate transaction to be consistent with the public interest unless the applicants demonstrate that appropriate steps were taken to safeguard against affiliate abuse, consistent with the Edgar standard.

65. As we explained in El Paso Electric Co., et al.,/63/ the Commission's view of what is "consistent with the public interest" necessarily evolves over time, as conditions change, and with experience. This is not the first time we have

--------------------
    61 See, e.g., DENNIS W. CARLTON AND JEFFREY M. PERLOFF, MODERN INDUSTRIAL ORGANIZATION (Addison Wesley 2nd ed. 1994) at 111: "An important consideration in understanding a firm's incentive to enter an industry is, paradoxically, the firm's ability to exit the industry. If it is costly to exit an industry, the incentives to enter are reduced." See also FTC Comments at 11: "Absent discrimination, any specific generation entrant can reasonably expect to sell its generation assets at the fair market price in the event that its entry fails. In the presence of discrimination by utilities, the selling price for liquidated stand-alone generation assets is likely to be lower where the distribution utility in the area is one of the most likely purchasers of such assets, absent discrimination, or where there are few potential buyers. The result of this increased risk is that entry becomes less likely." (footnote omitted)."

    62 Order No. 642 at 31,902.

    63 68 FERC P.61,181(1994) (El Paso).

Docket Nos. EC03-53-000 and EC03-53-001                                     -24-


revised the focus of our analysis for section 203 transactions. For many years, we looked at six factors;/64/ in 1996, in the Merger Policy Statement, we said that we will generally look at three factors, the three we use today. Now the problem of affiliate abuse is frequently arising in section 203 cases.

66. In El Paso, we announced a transmission comparability standard for evaluating whether a transaction is consistent with the public interest. Our concern was, in part, that not offering comparable transmission service would be unduly discriminatory. We continue to believe that undue discrimination is an appropriate public interest consideration in evaluating transactions under section 203. Affiliate abuse is a form of undue discrimination. We have expressed our concern about affiliate abuse in a variety of contexts/65/ and have become increasingly concerned about the effect of affiliate abuse in cases involving the disposition of facilities in today's market conditions. To address these concerns, and to ensure that asset purchases from affiliates as well as purchase power contracts with affiliates are both reviewed for affiliate preference, we believe it is appropriate to evaluate section 203 transactions based on the Edgar standards used under section 205./66/

67. We note that there are three ways to demonstrate lack of affiliate abuse under the Edgar standard: (1) evidence of direct head-to-head competition between the affiliate and competing unaffiliated suppliers in a formal solicitation or informal negotiation process; (2) evidence of the prices which non-affiliated buyers were willing to pay for similar services from the affiliate; and (3) and benchmark evidence that shows the prices, terms and conditions of sales made by non-affiliated sellers. Because the market for generating assets is not nearly as liquid as the market for PPAs, a competitive solicitation through a formal RFP in future section 203 cases is likely to be the most effective way to show that an affiliate transaction is not marred by affiliate abuse. In the context of an acquisition of affiliated generation, a competitive solicitation is the most direct and reliable way to ensure no affiliate preference.

--------------------
    64 The six-factor approach was upheld in Utility Users League v. FPC, 394 F.2d 16 (7th Cir. 1968), cert. denied, 393 U.S. (1968).

    65 See, e.g., Edgar, 55 FERC at 62,127-28; Mountainview, 106 FERC P. 61,183 at P 58-59.

    66 We note the FTC recommended that the Commission consider such a policy for affiliated asset acquisitions as well as affiliate power sales. See FTC Comments at 4.

Docket Nos. EC03-53-000 and EC03-53-001                                     -25-


68. We will not make competitive solicitations mandatory in this order. However, to the extent a utility demonstrates that its RFP process follows the guidelines discussed below, it should greatly reduce application processing time (including litigation) and increase the likelihood of timely Commission approval because an adequate showing of meeting the Edgar standard has been made. In other words, the guidelines described below will allow us to more easily identify transactions that are not consistent with the public interest, and, therefore, expedite their approval./67/

69. The fundamental objective of the solicitation guidelines is that the affiliate should have no undue advantage over non-affiliates in the solicitation process. Adhering to the guidelines will ensure that wholesale customers receive the benefit of the marketplace, including an unbiased assessment of the full range of choices, whether the soliciting utility provides service at cost- or market-based rates.

70. The solicitation guidelines have four principles:

    a. Transparency: the competitive solicitation process should be open and fair.

    b. Definition: the product or products sought through the competitive solicitation should be precisely defined.

    c. Evaluation: evaluation criteria should be standardized and applied equally to all bids and bidders.

    d. Oversight: an independent third party should design the solicitation, administer bidding, and evaluate bids prior to the company's selection./68/

----------
    67 This is similar to our use of the Appendix A "screens" adopted in the Merger Policy Statement to quickly identify transactions that are unlikely to harm competition. Largely due to these screens, this Commission has succeeded in reducing the amount of time necessary to analyze and approve section 203 applications.

    68 We note that in a section 205 proceeding involving an affiliate power sales contract that is being issued concurrently, an independent consultant was selected by the state commission, and its compensation determined by the state commission, to monitor the RFP process. The independent consultant reported its findings to the state commission, which also supervised other aspects of the RFP process. See Allegheny Energy Supply Company, LLC, 108 FERC P. 61,082 (2004).

Docket Nos. EC03-53-000 and EC03-53-001                                     -26-


71. These principles apply to different stages and aspects of the solicitation process. The transparency and oversight principles apply to all aspects of the competitive solicitation, the definition principle applies in the design of the RFP, the evaluation principle applies as bids are evaluated, and the oversight principle, like the transparency principle, applies to all aspects of the competitive solicitation. These principles are also interrelated. For example, oversight is effective only where there is transparency.

    TRANSPARENCY PRINCIPLE
    ----------------------

72. Transparency is the free flow of information to all parties. No party, particularly the affiliate, should have an informational advantage in any part of the solicitation process. The RFP and all relevant information about it should be released to all potential bidders at the same time. Instead of individually inviting specific bidders, the utility should allow all interested parties to bid on the RFP. All aspects of the competitive solicitation should be widely publicized. For example, the issuer can post the RFP on its website and issue a press release to that effect and/or advertise in the trade press. To compete effectively, bidders should have equal access to data relevant to the RFP. Any communication between RFP issuer and bidder that is not part of the bid should be made available to all other bidders. For example, the answers to clarifying questions should be released to all other bidders, but proprietary bid information should not be released.

73. These principles enhance the fairness and transparency of the entire process. Specific steps in the solicitation process may require more guidance to achieve optimal transparency. Two such examples are when a collaborative design is used or when post-bidding negotiation occurs.

74. If the RFP is to be designed through a collaborative process, the entire process should be widely publicized and open. An independent third party can ensure meaningful participation by nonaffiliates and eliminate characteristics that improperly give an advantage to the affiliate, e.g., the only acceptable interconnection point for a new nonaffiliate plant is at an affiliate's existing plant.

75. Negotiation may occur after the bidding; for example, when a shortlist has been compiled or a winner has been selected. If the affiliate is on the shortlist or wins, it is important to ensure that the affiliate has no undue advantage resulting from its affiliate relationship. One way to prevent such an advantage from occurring is for the independent third party to be the RFP issuer's agent in the negotiation with the affiliate.

Docket Nos. EC03-53-000 and EC03-53-001                                     -27-


    DEFINITION PRINCIPLE
    --------------------

76. The product or products sought through the RFP should be defined in a manner that is clear and nondiscriminatory. The RFP should state all relevant aspects of the product or products sought. At a minimum, these aspects include capacity and term, but other characteristics are usually necessary, among them fuel type, plant technology (e.g., simple cycle gas turbine), and transmission requirements. If there are changes in the product specification, rebids should be allowed.

77. An RFP should not be written to exclude products that can appropriately fill the issuing company's objectives. This is particularly important if such exclusions tend to favor affiliates. This approach will enable us to address a subsequent section 203 application proposing to acquire assets from an affiliate.

    EVALUATION PRINCIPLE
    --------------------

78. To fulfill the evaluation principle, RFPs should clearly specify the price and nonprice criteria under which the bids are evaluated. Price criteria should specify the relative importance of each item as well as the discount rate to be used in the evaluation. Non-price criteria should also specify the relative importance of items such as firm transmission reservation requirements, including acceptable delivery points; credit evaluation criteria, such as the bond rating; the plant technology if more than one technology is listed in the RFP; plant performance requirements, such as availability; and the anticipated in-service date if the plant needs to be constructed.

79. Naturally, these criteria are not meant to be exhaustive; they are merely illustrative. Keeping in mind that affiliates should have no informational advantage, all criteria should be specific and detailed so that all bidders can effectively respond to the RFP. Clear evaluation criteria will ensure that the RFP does not give an advantage to the affiliate.

80. RFP issuer and bidders will usually need to divulge commercially sensitive information in the solicitation process. Confidentiality agreements between the issuer and bidders can be signed to address this concern.

    OVERSIGHT PRINCIPLE
    -------------------

81. Effective oversight of competitive solicitations can be accomplished by using an independent third party in the design, administration, and evaluation stages of the competitive solicitation process. Ensuring that the third party is independent and granting it at the outset the responsibility of ensuring that these guidelines are followed throughout the process will also minimize

Docket Nos. EC03-53-000 and EC03-53-001                                     -28-


perceptions of affiliate abuse. Minimum standards for assuring independence and the scope of the third party's role are set forth below.

82. A minimum criterion for independence is that the third party has no financial interest in any of the potential bidders, including the affiliate, or in the outcome of the process./69/ Preferably, the independence criterion would be the same as that of an ISO or RTO./70/ In this context, "independence" means that the third party's decision-making process is independent of the affiliate and all bidders./71/ Without such independence, the third party could be biased towards the affiliate in order to enhance its financial position. Obviously, a similar concern could arise regarding an actual or potential financial interest link between the third party and any potential bidder. Independence can also be satisfied if the state commission has approved the selection of a third party on the basis of established independence criteria. In addition, the third party should not own or operate facilities that participate in the market affected by the RFP.

83. The independent third party should be able to make a determination that RFP process is transparent and fair, and that the RFP issuer's decision is not influenced by any affiliate relationships. For example, if the RFP issuer wishes to use a collaborative RFP design process, the independent third party should be the clearinghouse for comments by potential bidders on a draft RFP and should evaluate those comments as possible revisions to the RFP. The independent third party's role as the sole link for transmitting information between potential bidders and the RFP issuer would also help to ensure that the RFP design will not favor any particular bidder, particularly an affiliate. The independent third party should continue to be a conduit of information between utility and bidders in determining which of the original bid responses are qualified bids or may be included in a short list.


--------------------
    69 See, e.g., Technical Conference Comments of Maine Public Utilities Commission Chairman Welch, Conference on Solicitation Processes for Electric Utilities, Docket No. PL04-6-000, (June 10, 2004) (PL04-6 Conference) at Tr. 78.

    70 See, e.g., Technical Conference Comments of John Hilke, Federal Trade Commission, PL04-6 Conference at Tr. 4.

    71 Regional Transmission Organizations, Order No. 2000, 65 Fed. Reg. 809
(2000), FERC Stats. & Regs., Regulations Preambles July 1996 - December 2000 P. 31,089 at 31,061 (1999), order on reh'g, Order No. 2000-A, 65 Fed. Reg. 12, 088
(2000), FERC Stats. & Regs., Regulations Preambles July 1996 - December 2000 P. 31,092 (2000), affirmed sub nom. Public Utility District No. 1 of Snohomish County, Washington, et al. v FERC, 272 F. 3d 607 (D.C. Cir. 2001).

Docket Nos. EC03-53-000 and EC03-53-001                                     -29-


84. At the evaluation stage of the RFP process, the third party should be able to credibly assess all bids based on both price and nonprice factors. It should be able to consider both generation asset bids and power purchase agreements. Also, it should be able to independently verify transmission characteristics that may limit the suitability of certain alternatives. The third party should have access to the same information that the RFP issuer uses in its evaluation and should be able to independently verify its correctness. The third party should also be able to evaluate nonprice traits of various alternatives.

The Commission orders:
----------------------

    (A) The Initial Decision in these proceedings is hereby affirmed in part, as discussed in the body of this order.

    (B) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application.

    (C) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission.

    (D) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

    (E) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

    (F) Applicants shall notify the Commission within 10 days of the date that the disposition of the jurisdiction facilities has been consummated.

    (G) EPSA's request for rehearing of the Hearing Order is dismissed as moot, as discussed in the body of this order.

    (H) Applicants request for rehearing of the Hearing Order is denied, as discussed in the body of this order.

By the Commission.  Commissioner Kelliher dissenting in part with a separate statement attached.
( S E A L )

                                          Magalie R. Salas,
                                              Secretary.

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Ameren Energy Generating Company and                    Docket Nos. EC03-53-000
Union Electric Company, d/b/a Ameren UE                             EC03-53-001


                             (Issued July 29, 2004)



Joseph T. KELLIHER, Commissioner dissenting in part:


    I agree that the proposed disposition of facilities is consistent with the public interest and should be authorized. I am writing separately to explain my views on the new competitive solicitation policy announced in this order.

    I do not support the new competitive solicitation policy for consideration of dispositions of affiliated jurisdictional facilities under section 203 of the Federal Power Act (FPA). Since 1991, the Commission has applied the Edgar policy to consideration of power purchase agreements involving affiliates under section 205 of the FPA. The policy announced in this order would expand that policy and extend it to dispositions involving affiliates.

    In my view, the Commission's interest in proceedings under section 203 is fundamentally different from its interest under section 205. In a power purchase agreement involving an affiliate, the Commission has a legitimate interest in assuring that the process was fair, because we have a legal duty to assure just and reasonable rates and prevent undue discrimination or preference. In a section 203 proceeding, our interest is different because the legal standard is different. The Commission does not have a legal duty to assure that acquisitions of facilities are just and reasonable, or to prevent undue discrimination or preference in such dispositions. The public interest standard governs. While the Commission has discretion to determine just what that means, our interpretation must be guided by the fact that our legal duty to prevent undue discrimination and preference is limited to wholesale power sales and the transmission of electric energy in interstate commerce./1/ The disposition of a facility is neither. The Commission does not have a general charge to prevent any undue

--------------------
    1 See 16 U.S.C. ss. 824d (2000).

Docket Nos. EC03-53-000 and EC03-53-001 et al.                              -2-
                                        -- ---

discrimination or preference in the electricity industry, but only in these two discrete areas./2/

    This competitive solicitation policy is designed to prevent an unfair solicitation in the acquisition of an affiliated facility by a public utility. I can appreciate that a competitive solicitation process can guard against a public utility overpaying or underpaying in such an acquisition. The Commission has a legal duty to prevent abusive self-dealing and cross-subsidies in jurisdictional services. However, it is the responsibility of a state commission, not this Commission, to ensure that a state-regulated utility does not subsidize an affiliate in the purchase of an asset. Like the presiding judge, I am not prepared to assume regulatory failure on the part of state commissions./3/

    The Commission's interest in a jurisdictional disposition is on consideration of (1) the effect on competition, (2) the effect on rates, and (3) the effect on regulation./4/ The Commission previously found the proposed disposition in this order would have no adverse effect on rates and regulation,/5/ and I see no reason to disturb those findings. The narrow question before the Commission in this order is whether the proposed transaction would have an effect on competition. In my view, the principal inquiry should be the impact of a proposed disposition on a public utility's market power. By this measure, the proposed disposition would not have a negative effect on competition.

    I agree with the criticisms of the "safety net" theory offered by both the presiding judge/6/ and Trial Staff./7/ Our competitive solicitations policy appears designed to guard against competitive impacts based on a theory that is speculative at best. I disagree with the competitive solicitations policy because I believe it is designed to solve a problem that does not exist, and


--------------------
    2 See generally NAACP v. Federal Power Commission, 425 U.S. 662, 664 (1976) (holding that the legislative intent of neither the Federal Power Act nor the Natural Gas Act included a "public interest" in eliminating employment discrimination).

    3 The competitive solicitation policy may also be designed to ensure that nonaffiliated generators have access to cash infusions from asset sales. If so, this seems to go beyond the pale. The Commission has a legal duty to promote competition, not competitors.

    4 See Merger Policy Statement.

    5 See Hearing Order at P 53 and P 59.

    6 See Initial Decision at P 44-51.

    7 See Ex Nos. S-12R at 12-24, AS-38 at 9-19 and AS-75 at 13-16.

Docket Nos. EC03-53-000 and EC03-53-001 et al.                               -3-
                                        -- ---


does not advance the Commission's ability to assess legitimate market power issues.



                                       ---------------------
                                       Joseph T. Kelliher